

January 4, 2012

Via E-mail
Kelly S. King
Chairman and Chief Executive Officer
BB&T Corporation
200 West 2nd Street
Winston-Salem, NC 27101

> **Re: BB&T Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Forms 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 001-10853**

Dear Mr. King:

We have reviewed your correspondence filed with the Commission on November 22, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your future filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2011

Notes to Consolidated Financial Statements

Note 4. Allowance for Credit Losses, page 18

1. We note your disclosure on page 28 that if a restructuring subsequently defaults, you evaluate the restructuring for possible impairment, and as a result, the related allowance

may increase. We also note your disclosure on page 63 that states for restructured loans, re-default expectations and estimated slower prepayment speeds are incorporated in the determination of the allowance for loan losses. Please clarify in more detail, and by portfolio segment, how you factor in the likelihood of a default of a restructured loan at the time of the original restructuring. Please refer to ASC 310-10-50-34(b).

Note 6. Loan Servicing, page 29

2.   We note your rollforward of mortgage servicing rights during the nine months ended September 30, 2011 as well as your discussion on page 30 regarding the factors impacting the decrease, which is primarily due to a $265 million reduction caused by an increase in the prepayment factor due to a decrease in interest rates. Please tell us why the amounts are so much larger than indicated by your sensitivity disclosures provided on page 130 of your 2010 Form 10-K.

Note 14. Fair Value Disclosures, page 41

3. We note the portion of your response to our previous comment six in our letter dated November 7, 2011 regarding the internal controls you have in place for the models and assumptions used by pricing services.   Please address the following:

- Your response indicates that one of your controls for estimating fair value for securities that continue to be held in your securities portfolio is that you compare pricing service information to information from independent third party pricing sources. Please explain whether and when you investigate differences between the two sources and how you estimate fair value when the pricing differs.

- We note that one of your controls is to assess the reasonableness of fair value estimates provided by pricing services by evaluating "certain additional information including more detailed explanations of assumptions used." Please explain whether the information you receive is the actual quantitative inputs used in the pricing services valuation techniques (such as those relating to benchmark yields, monthly payment information and collateral performance) and if so, how you evaluate this information. Please also explain whether you receive quantitative input information for all securities or a sample.

- We note that one of your controls over fair value estimates provided by the pricing service is the tracking and approval of overrides. Please explain the cause of overrides and how you estimate fair value when you use information other than that received from a pricing service in estimating fair value, particularly how you assure that other information reflects the views of market participants and is otherwise appropriate for comparing to that of the third party pricing services.

4. We note the portion of your response to our previous comment six regarding the service auditor report obtained in connection with your procedures to review the information received from pricing services. Please respond to the following:

    - Explain the frequency of independent auditor reports that you receive regarding the internal controls at pricing services.

    - Explain what you do when these reports do not cover an entire financial reporting period.

    - Explain which securities these report(s) relate to and what controls are in place for those security types for which auditor reports are not available.

    - Describe to us any controls deficiencies identified related to the service provider's valuation of Level 2 securities and how you considered the deficiencies in concluding you have complied with GAAP relating to valuation and have effective internal control over financial reporting (ICFR).

5. Please explain to us whether any documentation from the third party service provider contains caveats or disclaimers about the pricing information provided. If so, explain the procedures you performed to determine you have complied with GAAP relating to valuation and have effective ICFR.

6. Please describe to us any deficiencies in your own internal controls relating to the valuation of securities classified in Level 2 of the fair value hierarchy and how you assessed the nature and severity of any such deficiencies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Table 4-3 Troubled Debt Restructurings, page 82

7. We note your response to prior comment five in our letter dated November 7, 2011 and the proposed additional disclosures you plan to include in future filings. In addition to the disclosures currently proposed, please also disclose, if true, that your policy only permits the removal of a loan from the restructuring disclosure due to the passage of time or due to a non-concessionary re-modification when the initial (or subsequent) modifications do not include any forgiveness of principal or interest. Additionally, please tell us whether you believe the "more than minor" criteria in ASC 310-20-35-11 would be met based on the specific facts and circumstances and other considerations surrounding the modification, including consideration of why the re-modifications are taking place and the typical life cycle of the loan being re-modified.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Lindsey at (202) 551-3303 or me at (202) 551-3512 if you have questions regarding these comments.

Sincerely,

/s/ Stephanie L. Hunsaker

Stephanie L. Hunsaker
Senior Assistant Chief Accountant